

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2025

Ryan Polk
Chief Financial Officer
SideChannel, Inc.
146 Main Street, Suite 405
Worcester, MA 01608

      Re: SideChannel, Inc.
          Form 10-K for the Fiscal Year ended September 30, 2024
          Filed December 13, 2024
          File No. 000-28745

Dear Ryan Polk:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                Sincerely,

                                Division of Corporation Finance
                                Office of Technology